SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature	3

Announcement on the voting results at the relevant shareholders’ meeting for the holders of A shares relating to the share reform dated November 8, 2006	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 13, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Announcement on the Voting Results at the Relevant Shareholders’ Meeting for the

Holders of A Shares Relating to the Share Reform

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

I.	SPECIAL NOTES

1.	No new proposal was submitted for voting at this shareholders’ meeting for the relevant holders of A shares of Sinopec Shanghai Petrochemical Company Limited (the “Company”) relating to the share reform (the “Meeting”), and the resolution considered at the Meeting has not been approved.

2.	Please refer to the “Explanatory Statement Relating to the Share Reform of Sinopec Shanghai Petrochemical Company Limited” for the time of resumption of trading in the circulating A shares of the Company.

3.	This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

II.	INFORMATION ON THE SHAREHOLDERS’ MEETING

1.	The convener:	The board of directors of the Company

2.	Record date for attending and voting at the Meeting:	Monday, 30 October 2006

3.	Time of the on-site meeting:	14:30, Wednesday, 8 November 2006

4.	Time of on-line voting:	In the morning 9:30 - 11:30 and in the afternoon 13:00 - 15:00 on 6 November 2006, 7 November 2006 and 8 November 2006

5.	Venue of the on-site meeting:	Multi Function Room, Jinshan Hotel, Jinshan District, Shanghai ( ) (Address: No. 1, Jinyi Road East, Jinshan District, Shanghai) ( )

6.	Chairman of the on-site meeting:	Mr. Rong Guangdao, Chairman of the board of directors

7.	Modes of voting at the Meeting:	A combination of different voting modes including voting in person, the authorization of the board of directors to vote as proxy and on-line voting was adopted at the Meeting. The Company provided an on-line voting platform for the holders of circulating A shares to vote through the Shanghai Stock Exchange (“SSE”) trading system during the above-mentioned on-line voting period.

8.	The Meeting was convened in compliance with the provisions of the relevant laws, regulations and other regulatory documents stipulated in the “Company Law of the People’s Republic of China” and the “Administrative Measures on the Share Reform of Listed Companies”.

III.	INFORMATION ON ATTENDANCE OF THE MEETING

The aggregate number of shares held by the relevant shareholders of the A-share market of the Company amounted to 4,870,000,000 shares, of which, the number of non-circulating shares totaled 4,150,000,000 and the number of circulating A shares totaled 720,000,000.

1.	Overall Attendance

The total number of the relevant shareholders of the A-share market of the Company who participated in the voting in person or by way of on-line voting was 6,407, representing 4,339,129,014 shares of the Company and accounting for 89.0992% of the aggregate shares held by the relevant holders of the A-share market of the Company. No holder of circulating A Shares has voted through the appointment of the board of directors as proxy.

2.	Attendance of Holders of Non-circulating Shares

The total number of holders of non-circulating shares who attended the Meeting was 2, representing 4,016,730,000 shares of the Company; and accounting for 96.79% of the aggregate non-circulating shares of the Company and 82.48% of the aggregate shares held by the relevant holders of the A-share market of the Company.

3.	Attendance of Holders of Circulating A Shares

The total number of holders of circulating A shares of the Company who attended the Meeting in person for voting or by way of on-line voting was 6,405, representing 322,399,014 shares of the Company; and accounting for 44.7776% of the aggregate circulating A shares of the Company and 6.6201% of the aggregate shares held by the relevant shareholders of the A-share market of the Company.

Among the votes, the total number of holders of circulating A shares of the Company who participated in the voting in person was 164, representing 38,433,002 shares of the Company; and accounting for 5.3379% of the aggregate circulating A shares of the Company and 0.7892% of the aggregate shares held by the relevant shareholders of the A-share market of the Company. The total number of holders of circulating A shares who participated in the voting by way of on-line voting was 6,241, representing 283,966,012 shares of the Company; and accounting for 39.4397% of the aggregate circulating A shares of the Company and 5.8309% of the aggregate shares held by the relevant shareholders of the A-share market of the Company.

IV.	INFORMATION ON THE CONSIDERATION OF THE RESOLUTION

The “Explanatory Statement Relating to the Share Reform of Sinopec Shanghai Petrochemical Company Limited” was considered at the Meeting.

Detailed information of the “Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited” was provided in the “Explanatory Statement Relating to the Share Reform of Sinopec Shanghai Petrochemical Company Limited”, which was disclosed on 16 October 2006 on the website of SSE by the board of directors of the Company.

V.	RESULTS OF VOTING ON THE RESOLUTION

Voting for the “Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited” was carried out by way of open ballot. The total number of shares with voting rights which participated in the voting at the Meeting amounted to 4,339,129,014 shares, of which non-circulating shares amounted to 4,016,730,000 shares and circulating A shares amounted to 322,399,014 shares.

1.	Results on Overall Voting

For: 4,144,422,708 shares; Against: 179,146,268 shares; Abstention: 15,560,038 shares;

Votes for the resolution accounted for 95.5128% of the total number of shares with voting rights which participated in the voting at the Meeting.

2.	Results on Voting by Holders of Circulating A Shares

For: 127,692,708 shares; Against: 179,146,268 shares; Abstention: 15,560,038 shares;

Votes for the resolution accounted for 39.6070% of the total number of circulating A shares with voting rights which participated in the voting at the Meeting.

3.	Shareholdings of the Top Ten Holders of Circulating A shares Participating in the Voting and Information on their Votings

Rank	Name of Shareholder	Number of Shares Held (Shares)	Voting Information
1	Ximeng Asset Holdings Company Limited ( )	26,157,990	For
2	Beijing Ximeng Realestate Development Co., Ltd. ( )	11,270,000	For
3	Guo Ji Jin Rong -Standard Chartered -Citigroup Global Markets Limited ( - CITIGROUP GLOBAL MARKETS LIMITED)	7,401,298	For
4	Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund ( )	7,372,215	For
5	Huatai Securities Co., Ltd. ( )	7,338,707	Against
6	Gum Meng Jun ( )	6,899,065	For
7	Commercial Bank of China -Rong Tong Blue Chips Cheng Zhang Securities Investment Fund ( )	6,232,600	Abstention
8	China Merchants Bank Co., Ltd. -Zhong Xin Jing Dian Pei Zhi Securities Investment Fund ( )	6,000,000	For
9	China Minsheng Banking Corp., Ltd. -Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund ( - )	5,641,212	Abstention
10	Shanghai Shenergy Venture Capital Co., Ltd. ( )	5,000,000	For

4.	Outcome of the Resolution

The “Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited” considered at the Meeting has been approved by more than 2/3 of the shares with valid voting rights held by all shareholders participating in the voting; however, it has not been approved by more than 2/3 of the shares with valid voting rights held by the holders of the circulating A shares participating in the voting. As such, the resolution considered at the Meeting has not been approved.

VI.	LEGAL OPINION ISSUED BY THE LAWYER

1.	Name of the Law Firm: Haiwen & Partners of Beijing (Shanghai Branch)

2.	Name of the Lawyer: Tang Liqiu

3.	Conclusive Opinion: All relevant matters of the Meeting, including the convening of the Meeting, the procedures of the convening of the Meeting, the qualifications of the shareholders and their proxies who attended the on-site meeting, the voting procedures of the Meeting and the procedures of collecting the authorization of the board of directors to vote as proxies, complied with the relevant requirements of the laws and regulations relating to the share reform. The resolution considered at the Meeting has not been approved. The results of voting on the resolution of the Meeting were lawful and valid.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, PRC, 8 November 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Legal Opinion Concerning the Relevant Shareholders’ Meeting of

Holders of A Shares Conducted in respect of the Share Reform of

Sinopec Shanghai Petrochemical Company Limited

To whom it may concern:

As entrusted by Sinopec Shanghai Petrochemical Company Limited (the “Company”), we, Haiwen & Partners, the legal adviser specifically appointed to advice on the share reform of the Company, hereby issue pursuant to the Guiding Opinion Concerning the Share Reform of Listed Companies, the Measures on Administration of Share Reform of Listed Companies, the Operational Guidelines for Conducting Share Reform by Listed Companies and other relevant laws and regulations this legal opinion on the convening of the relevant shareholders’ meeting of holders of A shares by the Company in respect of its share reform held in the afternoon on 8 November 2006 (the “Meeting”).

Subject to the Securities Law of the People’s Republic of China, and based on the generally accepted business standards, ethical norms and the due diligence spirit within the legal industry, our lawyers attended the Meeting and verified the relevant documents thereat as well as witnessing the conduct of the Meeting. In this legal opinion, we will not give any comment on the truthfulness, accuracy and legality of the motions considered at the Meeting or the facts or data represented in such motions. We assume that the materials provided to us by the Company, including but not limited to the identity certificates of the relevant personnel, powers of attorney, legal enterprise business licence and the results of the online voting are true and complete, the signatures and/or seals affixed on such materials are true and the copies or duplicates of such materials are consistent with their originals.

Based on the above, we are of the opinion that the process for calling upon and convening the Meeting, the qualification of the shareholders and their proxies attending the Meeting on the scene and the voting procedures, the procedure for soliciting votes from the board of directors of the Company and other relevant issues comply with the relevant laws and regulations governing the share reform. Although the motions considered at the Meeting were not adopted, the voting results of the Meeting were legally valid.

(No text on this page. This is the execution page of the Legal Opinion Concerning the Relevant Shareholders’ Meeting of Holders of A Shares Conducted in respect of the Share Reform of Sinopec Shanghai Petrochemical Company Limited.)

Shanghai office of Haiwen & Partners	Witnessed by: Tang Liqiu, the attorney

8 November 2006